Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, May 22, 2017, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 22, 2017, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of the Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposals 1, 4 and 5 and this Proxy will be voted FOR such proposals and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 2, 3, 6 or 7, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

June 22, 2017

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/annuals-proxies.cfm

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1, 2 AND 3, AND “FOR” EACH OF
PROPOSALS 4, 5, 6 and 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	Re-election of the following four incumbent directors:		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN
	(a) Aharon Yaari (b) Ofer Gonen		☐ ☐	☐ ☐	☐ ☐	4.
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board of Directors (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.
									☐	☐	☐

	(c) Vickie R. Driver (d) Stephen T. Wills		☐ ☐	☐ ☐	☐ ☐	5.
The grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of Dr. Driver and Messrs. Wills, Kochan and Mashiach, contingent upon their election to the Board at the meeting pursuant to Proposals 1 to 3 above.
									☐	☐	☐

2.	Election of Sharon Kochan as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law.		☐	☐	☐	6.	To approve the extension of our sublease agreement with Clal Life Science L.P., a subsidiary of our controlling shareholder.		☐	☐	☐

	2a.	The undersigned hereby confirms that (a) he, she or it does not have a conflict of interest in the approval of Proposal 2 and (b) he, she or it is not a “controlling shareholder” of the Company.	☐				6a.	The undersigned hereby confirms that he, she or it does not have a conflict of interest in the approval of Proposal 6, as described in the Proxy Statement for the Meeting.	☐

3.	Election of Nissim Mashiach as an external director of the Company, subject to and in accordance with the provisions of the Companies Law.		☐	☐	☐	7.	To approve the 2016 annual bonus of Gal Cohen, the Company’s President and Chief Executive Officer.		☐	☐	☐
	3a.	The undersigned hereby confirms that (a) he, she or it does not have a conflict of interest in the approval of Proposal 3 and (b) he, she or it is not a “controlling shareholder” of the Company.	☐				7a.	The undersigned hereby confirms that (a) he, she or it does not have a conflict of interest in the approval of Proposal 7 and (b) he, she or it is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement for the Meeting.	☐

						Directions (Proposals 2, 3, 6 and 7)

PLEASE BE CERTAIN TO FILL IN THE BOXES FOR ITEMS 2a, 3a, 6a and 7a ABOVE TO CONFIRM THAT YOU DO NOT HAVE A PERSONAL INTEREST UNDER THE ISRAELI COMPANIES LAW (REFERRED TO AS A “CONFLICT OF INTEREST,” AS DESCRIBED IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSALS 2, 3, 6 AND 7 AND ARE NOT A CONTROLLING SHAREHOLDER OF THE COMPANY, WITH RESPECT TO PROPOSALS 2, 3 AND 7. IF YOU DO NOT FILL IN THE RELEVANT BOX, YOU WILL BE DEEMED TO BE CONFIRMING THAT YOU HAVE SUCH CONFLICT OF INTEREST AND/OR DEEMED TO BE A CONTROLLING SHAREHOLDER OF THE COMPANY, AND YOUR VOTE ON PROPOSALS 2, 3, 6 AND/OR 7 WILL NOT BE COUNTED TOWARDS THE SPECIAL MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL UNDER THE COMPANIES LAW.

If you believe that you, or a related party of yours, has such a conflict of interest or is a controlling shareholder and you wish to participate in the vote on Proposal 2, Proposal 3,  Proposal 6 or Proposal 7, as applicable, you should not check the corresponding box on Item 2a, 3a, 6a or 7a and you should not vote on Proposal 2, Proposal 3, Proposal 6 and/or Proposal 7 via this proxy card. Instead, you should contact the Company’s general counsel, at +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 2, Proposal 3, Proposal 6 and/or Proposal 7 (although your vote will not be counted towards the special majority required for approval of that proposal). If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should contact the representative managing your account, who could then contact our general counsel on your behalf.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.					☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.